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Annual Report

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Cover Page

Name of issuer:

BLAZnTECH, Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 11/4/2016

Physical address of issuer:

1221 College Park Dr
Suite 116
Dover DE 19904

Website of issuer:

https://blazntech.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$281,444.00	$0.00
Cash & Cash Equivalents:	$2,000.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$213,241.00	$0.00
Revenues/Sales:	$13,734.00	$0.00
Cost of Goods Sold:	$25,075.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($31,293.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

BLAZnTECH, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Benjamin Bondar	CEO, CTO	BLAZnTECH	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Benjamin Bondar	CEO	2014
Benjamin Bondar	Founder	2014
Benjamin Bondar	President	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Benjamin Bondar	6100000.0 Common Stock	61.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control – as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an uncollapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

BLAZnTECH, is a late stage startup conducting a series A round of fundraising. Every startup carries risk for founders and investors. In order to mitigate those risks, we have assembled a team of industry experts and established a growth strategy targeted at positioning BLAZnTECH as the industry leader in weapons accessories. We are a veteran owned and operated weapons accessories company.

We are transparent and direct in dealing with everyone involved in BLAZnTECH. Our BLAZnTECH customers, dealers, distributors, investors, and all of our supporters are the soul of our business. We believe that everyone plays an important part as a member of our team.

We see the following as possible risks and things to consider when investing in BLAZnTECH, Inc.

We have an established production pipeline and supply chain management in order to ramp up production to meet the growing demand for our products. Our team of industry experts has positioned BLAZnTECH to increase growth in a commercial market with an aim at entering the DoD GSA schedule through prime contracting routes.

BLAZnTECH enjoys a rich commercial market for our signature motorized weapons cleaning system (MWCS) kits and other proprietary accessories. This favorable situation may change if the federal government takes steps to limit personal weapons and firearms rights afforded to Americans under the 2nd Amendment to the US Constitution. Given the current and incoming elected officials and appointees, we expect this is a very small possibility.

BLAZnTECH has filed for both the U.S. and international patents pending on our signature motorized weapons cleaning system (MWCS). Our intellectual property law firm represents 65 of the fortune 100 companies with an excellent track record of success. We have a very high probability of securing our utility patent(s). However, there is a small risk that one or both of our patents do not get issued. **UPDATE U.S. Patent** 9,733,038 has now been issued!

BLAZnTECH has produced the world's first and only motorizedweapons cleaning system (MWCS). Imitation products produced by competing companies may come into the market place. BLAZnTECH motorized weapon cleaning systems utilize the worlds smallest strongest motor coupled with innovative proprietary accessories to include; brushes and brush socks, cleaning rods, and attachments. We've partnered with industry leaders to bring our customers a high-quality durable product. FrogLube has added their signature cleaning and lubricant products to every kit.

The BLAZnTECH community has provided us with excellent product reviews and testimonials. We are very proud of our product consistency and the high-quality standards we maintain. As we ramp up our production to meet the ever growing demand for BLAZnTECH products, our focus will always be on ensuring customer

satisfaction. Our manufacturing partners are ISO 9001 certified, exceeding the industry standard in quality control management.

The patent used in products produced by BlaznTech is owned by Veniamin Bondar and not the company. The royalties the company pays could change in the future.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred Stock	3300000	3300000	No
Class A, Common Stock	6700000	6700000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	0
Options:	0

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Paul Meyliker
Issue date	09/23/18
Amount	$40,000.00
Outstanding principal plus interest	$40,000.00 as of 12/30/18
Interest rate	0.0% per annum
Maturity date	05/16/21
Current with payments	Yes

Loan

Lender	PQC
Issue date	05/29/19
Amount	$15,000.00
Outstanding principal plus interest	$15,000.00 as of 05/22/20
Interest rate	0.0% per annum
Maturity date	04/01/21
Current with payments	Yes

Convertible Note

Issue date	11/28/15
Amount	$120,000.00
Uncapped Note	Yes

Convertible Note

Issue date	11/28/15
Amount	$66,000.00
Uncapped Note	Yes

Friends and Family Loan (informally associated with the BLAZnTech, Inc entity), of $100,000 at 20% total interest, no maturity. The amount currently outstanding is $120,000 to be paid when funds are available. There is another Friends and Family Loan of $50,000 with total $58,350 due as soon as Blazntech Inc is able to repay.

The Company also has $65,000 in outstanding debt to various contractors and employees of the company. The debt shall be paid back as soon as Blazntech, Inc has the funds available - there is no maturity date.

Update: $30,000 of debt is now paid.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
11/2015	Section 4(a)(2)	Convertible Note	$66,000	General operations
11/2015	Section 4(a)(2)	Convertible Note	$120,000	General operations
12/2017	Regulation Crowdfunding	SAFE	$68,706	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

BLAZnTECH is a veteran owned and operated company. We have developed the world's first and only motorized weapons cleaning system - a pocket sized power tool that provides the fastest and easiest way to clean most commonly used firearms.

BLAZnTECH is a company we are all proud to be a part of. Our ambition is to provide all gun owners with a fast, effective, and enjoyable way to clean their firearms. Guns get dirty, they need to be maintained. Our focus is on providing gun owners, military, and law enforcement with the fastest and easiest way to clean their dirty firearms. BLAZnTECH is zeroed in on revolutionizing weapons maintenance and providing a luxurious cleaning experience.

Milestones

BLAZnTECH, Inc. was incorporated in the State of Delaware in November 2016.

Since then, we have:

- Compact design -- clean firearms without disassembly

- High torque precision motor -- 300+ RPM

- Saves time -- hours spent cleaning reduced to minutes

- Eliminates unnecessary wear -- nylon bristle brushes & cotton brush socks that DO NOT damage your guns like most traditional steel rods & brushes do

- US patents granted - legal team represents 58 of Fortune 100 companies.

- Patent 1: Design and utility of the device

- 2019 Negotiated licensing agreement and royalties from market leader to produce their own version of patented MWCS.

2019 Results of Operations

Our company was organized in November 2016 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues.* For the period ended December 31, 2019, the Company had revenues of $13,734.

- *Assets.* As of December 31, 2019, the Company had total assets of $281,444.

- *Net Loss.* The Company has had net losses of $31,293 for the fiscal years ended December 31, 2019.

- *Liabilities.* The Company's liabilities totaled $213,241 for the fiscal year ended December 31, 2019.

What should investors expect?

Much of 2019 has required us to stop all sales operations due to pending IP negotiations.

We continue working with our new partners (market leader in weapons maintenance) to establish mass production for their own version of our patented MWCS.

https://wefunder.com/updates/128452

In addition to expected royalties, BLAZnTECH will clear much of its own MWCS inventory during the next 3-6 months. Simultaneously continuing brand development and broadening our product line beyond just weapons maintenance., i.e., **First Aid/Survival kits.**

Should anyone have questions or concerns, please email info@blazntech.com or call (704) 800-1202.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include: (a) a description of the material content of such information; (b) a description of the format in which such disclosure is presented; and (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:
https://blazntech.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Benjamin Bondar

Appendix E: Supporting Documents

Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Blazntech SAFE Early 9.5m

Blazntech SAFE

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Benjamin Bondar

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

BLAZnTECH, Inc.

By

Benjamin Bondar

CEO & Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Benjamin Bondar

CEO & Founder
6/10/2020

(INVITE ANOTHER PERSON TO SIGN)

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

WEFUNDER READY TO SUBMIT ANNUAL REPORT TO SEC

I MADE A MISTAKE, LET ME EDIT ANNUAL REPORT



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